VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

January 7, 2022

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc. Amendment No. 5 to
Registration Statement on Form S-1
Filed July 2, 2021
File No. 333-250011

Dear Ms. Dorin:

By letter dated July 14, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed on July 2, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 5 to Registration Statement on Form S-1

Dilution, page 29

1.	We note your response to prior comment 2. Please revise to deduct all liabilities in the calculation of net tangible book value or show us the specific authoritative literature that supports your calculation.

Response: The Company has filed Amendment No. 6 to Registration Statement on Form S-1 today (the “S-1/A”). The S-1/A reflects such deduction of liabilities in the calculation of net tangible book value.

General

2.	We remind you of comment 42 to our comment letter dated December 7, 2020. Please also ensure that you file the form of amended and restated articles of incorporation and the form of amended and restated bylaws that you reference on page 65 with your next amendment

Response: The S-1/A reflects clarification of disclosure regarding certain provisions of the Company’s existing articles of incorporation. Forms of further amended and restated articles of incorporation and bylaws will be filed upon subsequent amendment, following effectiveness of the Company’s reverse stock split.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115